**FORM 6-K**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**


**Report of Foreign Private Issuer**


**Pursuant to Rule 13a-16 or 15d-16**
**of the Securities Exchange Act of 1934**


For the month of November 2007
Commission File Number 1-31318

# Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



**GOLD FIELDS**

**MEDIA RELEASE**

# Mining operations to resume at Driefontein

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fax+27 11 484-0639
www.goldfields.co.za

**Enquires**

South Africa

Nerina Bodasing
Tel   +27 11 644-2630
Fax   +27 11 484-0639
Nerina.bodasing@goldfields.co.za

**Johannesburg  November 29, 2007:** Gold Fields Limited  (Gold Fields) (NYSE, JSE, DIFX:  GFI) reports that following a meeting with the Principal Inspector, Gauteng of the Department of Minerals and Energy (DME), the Section 54, which halted all tramming at Driefontein Gold Mine,  has been lifted and normal mining operations will resume with the morning shift of Friday, November 30, 2007.

Terence Goodlace, executive vice president and head of Gold Fields South African operations, said today that every effort would be made to make up lost production.

He added: "We remain committed to safe working at all our mines and we will endeavour to ensure that no-one comes to harm while carrying out duties. Safety is, and has always been the number one priority within Gold Fields."

The risk assessment and safety audit under a DME Section 54, relating to pillar mining at Kloof, continues. Approximately half of the pillars have been audited and only seven percent of the mine's output remains affected. It is expected that Kloof will be fully operational within 24 hours.

-ends-

**Enquiries**

Andrew Davidson
Telephone:  +27 11 644 2638
Mobile  : +27 82 667 7203

# Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**GOLD FIELDS LIMITED**

Date:   29 November 2007

By:

Name:   Mr W J Jacobsz
Title:   Senior Vice President:  Investor Relations and Corporate Affairs